Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
Fax: 260-455-5135
MaryJo.Ardington@LFG.com

VIA EDGAR & FedEx

August 9, 2011

Alison White, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	The Lincoln National Life Insurance Company	Lincoln Life & Annuity Company of New York
	Lincoln National Variable Annuity Account H	Lincoln Life & Annuity Variable Annuity Account H
	Post-Effective Amendment No. 37	Post-Effective Amendment No. 14
	File No. 333-61592	File No. 333-141754

Dear Ms. White:

Enclosed are copies of the above-referenced post-effective amendments filed on August 9, 2011.  Each amendment consists of a supplement to the May 1, 2011 prospectus that will apply to contracts purchased on or after November 7, 2011 (the “New Contracts”). The May 1, 2011 prospectus and the Statement of Additional Information have been incorporated by reference to a previous post-effective filing. As the transmittal letters state, these are “template” filings.  A copy of each request pursuant to Rule 485(b)(1)(vii) to file certain post-effective amendments under paragraph (b) of Rule 485 is also enclosed.

The template filings outline increased mortality & expense risk charges for both the base contract and i4LIFE® Advantage for contracts purchased after November 7, 2011. Each charge will be increased by 0.05%. In addition, the persistency credit will be increased from 0.0875% to 0.010% for contracts purchased after November 7, 2011.

The only difference between each template filing and its respective replicate filing is that the Example numbers will be different due to different underlying fund fees.

    The template filings will allow similar disclosure to be reflected in additional products offered by The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York, respectively, as outlined in the August 9, 2011 template request letters addressed to Mr. Kotapish.  Please contact me at (260) 455-3917 with any questions or comments, and thank you for your assistance.

Sincerely,

Mary Jo Ardington
Associate General Counsel

Enclosures